TETRA TECH, INC.
3475 East Foothill Boulevard
Pasadena, California  91107

CONFIDENTIAL TREATMENT REQUESTED
FOR CERTAIN SUPPLEMENTAL INFORMATION

August 4, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Nili Shah, Accounting Branch Chief

Re:                            Tetra Tech, Inc.
File No. 0-19655

Dear Ms. Shah:

By letter dated June 21, 2006, you provided additional comments following your review of the April 2, 2006 Form 10-Q of Tetra Tech, Inc. (the “Company”) and the Company’s response to your April 11, 2006 comment letter.  This letter sets forth such additional comments in italics and the Company’s responses to those comments.

SEC Comment

1.             In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

1.                                       The Company hereby acknowledges that:

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August 4, 2006

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

SEC Comment

2.             We note your responses to comments 1, 2 and 3 in our letter dated April 11, 2006.  Based on the existing disclosure, it does not appear that readers can reasonably be expected to understand the basis for a conclusion that the recoverability of the goodwill asset was not a material uncertainty when the 10/3/04 Form 10-K and the 1/2/05 10-Q reports were filed.  We also note your statement that “The Company acknowledges that the infrastructure operating results reported in its filings prior to the April 3, 2005 Form 10-Q filing showed no obvious signs of the operating difficulties that led to the goodwill impairment.  Management was aware of the declining profitability in the infrastructure segment and was addressing the underlying causes in order to reverse the trend.”  Given that the goodwill impairment charge wiped out 25% of the company’s equity balance, substantive and informative disclosures that fully explain the charge are required in an amendment to the Form 10-K.  As previously requested, please disclose all material factors that led to the impairment charge.  Please provide disclosure that provides readers a complete understanding of management’s apparent contention that the impairment charge is the result of discrete events that occurred during the second quarter of fiscal year 2005.  Please provide disclosure that enables readers to understand how the occurrences in the second quarter of fiscal year 2005 resulted in a significant impairment charge whereas your prior disclosures clearly indicated that the operational issues were temporary.  Based on the existing disclosures, there remains a concern that readers cannot fully understand how factors characterized as temporary can lead to an impairment charge given that recoverability is based on long-term financial projections.  In explaining the charge to readers, please provide the following:

•                  A detailed discussion as to the operating results of the Infrastructure reportable segment for the five quarters prior to the goodwill impairment charge as compared to the second quarter of fiscal year 2005.  Such disclosures should include a discussion of Infrastructure’s operating cash flows; revenues; revenues, net of subcontractor costs; gross profit and segment income from operations.  The disclosure should also support management’s position that there was no indication of a goodwill impairment charge or other asset write-off until subsequent to the filing of your first quarter of fiscal year 2005 Form 10-Q.  Finally, please include management’s thoughts on Infrastructure’s future operating results subsequent to the impairment charge.

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•                  A detailed discussion that explains to investors why your periodic filing disclosures indicated Infrastructure’s operational issues were temporary and then a goodwill impairment charge was recognized suggesting that the operating issues are long-term in nature.  Disclose what occurred in the second quarter of fiscal year 2005 to change management’s opinion that the operational issues were no longer temporary but rather long-term in nature.  Refer to the discussion above regarding your disclosures in your periodic filings prior to the goodwill impairment charge.

•                  An explanation as to how the underperformance of Infrastructure in the second quarter of fiscal year 2005 contributed to the impairment given the seven year time horizon and restructuring efforts referenced in your disclosure.

•                  A detailed discussion regarding your termination of your civil construction projects that are in your Infrastructure reportable segment.  Specifically, discuss the operating results for each period presented for your civil construction projects, including revenues and gross profit; the impact termination of these projects had on your estimated future cash flows; and the amount of goodwill associated with the business unit(s) that conducted the civil construction projects before and after the goodwill impairment.  If you include disclosure that the impact of terminating your civil construction projects on your future cash flows is material, then include disclosure that explains how in light of your response and periodic filing disclosure that these projects are in loss positions.  Typically, projects in loss positions do not add to future cash flows, but rather reduce future cash flows.

•                  A detailed discussion of all the factors that led to the impairment charge, how those factors contributed to the goodwill impairment and when those factors were first identified.  Examples noted from your response letter included, but are not limited to:

•                  Intense competition for a smaller pool of projects and/or unanticipated competition;

•                  Workforce and facility overcapacity;

•                  Tetra Tech’s president and board of directors resignation during the first quarter of fiscal year 2005;

•                  Resignation of the Senior Vice President, Infrastructure and the business leader of the most under-performing infrastructure unit during the second quarter of fiscal year 2005;

•                  Lack of backlog replenishment (state the amount of backlog for each of the periods presented);

•                  Cost overruns on a number of fixed price contracts;

•                  A detailed discussion of the changes in assumptions for each of the methods used to estimate the fair value of the Infrastructure reportable segment.  Disclose whether there is an assumption that Infrastructure will generate losses in future periods.  Finally, given the requirement in Item 303 of Regulation S-K to disclose material uncertainties, instances where there is not a significant difference between the estimated fair value and the carrying value should be disclosed.

•                  A detailed discussion to link your recognition of a goodwill impairment charge in the second quarter of fiscal year 2005 and your disclosure that you expect to show profit

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margin improvement in the second half of fiscal year 2005 in your second quarter of fiscal year 2005 Form 10-Q.

Response

2.    The Company acknowledges that it should provide disclosure of all material factors that led to the impairment charge in the second quarter of fiscal year 2005.  The disclosure set forth below is intended to (1) provide a complete understanding of management’s view that the impairment charge was the result of discrete events that occurred during that quarter, and (2) highlight the Company’s strategic decision in such quarter to change its business model by exiting the fixed-price civil infrastructure construction business.  The Company had not considered this change prior to that quarter.  Due to several factors, including adverse developments in the business environment, the loss of key personnel, the unanticipated increase in competition and the inability to execute efficiently on fixed-price civil infrastructure construction contracts, management could not operate this business profitably.  Further, in the second quarter of fiscal 2005, management came to the conclusion that it was unwilling to absorb further operating losses and make additional investments when the Company’s resources could be deployed in areas offering higher rates of return.

Under SFAS No. 142, the Company was required to assess the impact of this discrete event by performing an interim impairment test.  It should be noted that under the contract accounting requirements of SOP 81-1, anticipated losses on contracts cannot be deferred into future periods and must be recognized fully in the period in which such loss is identified.  Although the Company recognized significant losses in the aggregate on a number of fixed-price civil infrastructure construction projects during the second quarter of fiscal 2005, before the Company decided to exit this line of business, management had assumed in the prior goodwill impairment tests that future contracts of this nature would produce positive profits and cash flows.  Since the Company had previously assumed that the fixed-price construction contracts would be profitable, the removal of these expected positive cash flows from the projection used in estimating fair values as part of the goodwill impairment tests had a significant negative impact on the resulting fair value estimate.

Based on the foregoing, the Company proposes the following disclosure:

“During the second quarter of fiscal year 2005, we made a strategic decision to change our business model and exit the fixed-price civil infrastructure construction business.  Prior to this quarter, we had actively pursued and conducted business in this area, and had not been contemplating such a change.  Due to several factors that arose or were magnified in this quarter, including adverse developments in the business environment, the loss of key personnel, the unanticipated increase in competition and the inability to execute efficiently on fixed-price civil infrastructure construction contracts, as more fully discussed below, we were not operating this business profitably.  Further, we came to the conclusion that we were unwilling to absorb the further operating losses or make additional investments when resources could be deployed in

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areas offering higher rates of return.  Under SFAS No. 142, we were required to assess the impact of this discrete event by performing an interim impairment test.  As a result of this test, we recorded a goodwill impairment charge of $105.0 million in the second quarter of fiscal 2005, as further described below.

Our fiscal year 2004 SFAS No. 142 analysis was completed on our annual assessment date of July 1, 2004.  For this analysis, we used annual revenue growth rate assumptions of 5% - 8% over the future periods for which cash flow was projected.  We anticipated profit rates to strengthen over time due to the forecasted increase in revenue and the moderate planned office consolidations and lower personnel costs.  As a result of this analysis and future cash flow projections, the fair value of the infrastructure reporting unit was determined to exceed the carrying value and there was no impairment of the recorded goodwill.

We did not encounter any significant discrete events, or any combination of events, in the fourth quarter of fiscal 2004 or the first quarter of fiscal 2005 that would have triggered an interim impairment analysis of goodwill associated with our infrastructure business.  Any negative indicators related to specific contracts rather than the business in general.  In that regard, management believed that this business would improve in the future as a result of changes in business climate or competition.  Accordingly, there were no indicators of a goodwill impairment charge or other asset write-off until the second quarter of fiscal 2005, subsequent to the filing of our Form 10-Q for the first quarter of fiscal 2005.

In the second quarter of fiscal 2005, we determined there were indications of potential goodwill impairment for the reasons described below, and thus performed the interim SFAS No. 142 analysis as of April 3, 2005.  As a result of this analysis, we identified a goodwill impairment of $105.0 million, together with an impairment of $0.6 million for other intangible assets in our infrastructure segment.  Our strategic decision to reduce the size of the infrastructure business by exiting the fixed-price civil construction business, which would cause significant downward adjustments in forecasted future operating income and cash flows in our goodwill analysis, was the key trigger that led us to believe that the infrastructure segment goodwill was likely impaired.  The impact of exiting this business and the key factors we considered in reaching this decision are discussed in more detail below.

Strategic Decision to Exit Fixed-Price Construction Business:  We identified several operational issues as of the fiscal year ended October 1, 2004 and the first quarter of fiscal 2005, but considered the lower operating results to be attributable to temporary conditions.  These operational issues included the specific identification of underperforming contracts in certain office regions, together with increases in variable overhead costs incurred that were considered inconsequential.  We believed that backlog would soon increase and growth would ensue.  For that reason, prior to the second quarter of fiscal 2005, we had not considered exiting the fixed-price civil infrastructure construction business.  Instead, we continued to focus on the long-term and did not implement significant short-term operational changes due to anticipated opportunities.

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During the second quarter of fiscal 2005, we were surprised by the negative results reported by the infrastructure segment late in the quarter as a result of the recognition of contract losses.  Further, we realized that the adverse business environment was more permanent than transitory because of the continuing state and local government budget shortfalls, the loss of key personnel and the unanticipated increase in competition. The continued delay of newer profitable contracts created a more permanent overcapacity of workforce and facilities that required immediate action. Further, we anticipated a reduced forecast for revenue and profit.  As a result of these factors, we concluded that more extreme measures were necessary to return to profitability and mitigate potential future losses.  Such actions included the strategic decision to discontinue bidding on and providing services related to fixed-price civil infrastructure construction projects, and an aggressive office consolidation and headcount reduction effort related to infrastructure operations engaged in such projects.  Although we did not separately track operating results for our fixed-price civil infrastructure construction projects, we did know which units performed a majority of the business done in this area.  We utilized this information to quantify the impact of the termination of these projects on estimated cash flows.

As a result, the immediate change in our strategic plan and the related downward adjustment in forecasted future operating income and cash flows, we concluded there was a potential for goodwill impairment.  As required by SFAS No. 142, we conducted an interim assessment and performed the two-step interim impairment test.  First, we determined that the goodwill recorded in our infrastructure reporting unit was impaired because the fair value of the reporting unit was less than the carrying value of the reporting unit’s net assets.  To quantify the impairment, we then allocated the fair value of the infrastructure reporting unit to the reporting unit’s individual assets and liabilities utilizing the purchase price allocation guidance of SFAS No. 141.  The fair value of the reporting unit was estimated by using the discounted cash flow method, guideline company method, and similar transactions method weighted at 70%, 15%, and 15%, respectively.

Estimates used to calculate the discounted cash flow over the seven-year time frame were based on the following assumptions:

•                  Although we recognized losses on long-term projects in the second quarter of fiscal 2005, these projects had previously contributed positive cash flows, and positive cash flows were assumed in our budgets and in our prior impairment assessments.  By eliminating the projects, there was a significant negative impact on future cash flows.  In other words, by eliminating a line of business, we would experience lost revenue, earnings and cash flow.  The estimated aggregate total decrease in revenue, net of subcontractor costs, and operating profit, comparing the July 1, 2004 analysis to the April 3, 2005 analysis was $942 million and $190 million, respectively.  The majority of this decrease was due to the revised lower forecast relative to the elimination of the fixed-price civil infrastructure construction projects.

•                  We did not anticipate any further loss contracts, other than those identified and already accounted for as of the second quarter of fiscal 2005.  Further, there was no assumption that the infrastructure segment would generate losses in future periods.

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•                  We determined that annual revenue growth rates of 8% and year-over-year decreases in overhead costs as a percentage of revenue for the remaining infrastructure business were no longer appropriate based on our experience and our revised outlook based on the additional developments described below. Accordingly, future revenue growth rates were determined to be no more than 5% annually.  Future direct and indirect overhead costs as a percentage of revenue were not expected to improve primarily as a result of the reduced revenue growth assumptions described above.  These revised assumptions have proven to be reasonable, as evidenced by the fact that the infrastructure segment’s revenue, net of subcontractor costs, projections for fiscal 2006 used in the April 3, 2005 goodwill impairment analysis were within 1% of the actual amount achieved in fiscal 2006 to date.  Overall, the updated future projections estimated profits at lower levels than had previously been predicted and utilized in prior SFAS No. 142 analyses.

Adverse Changes in Business Climate:  Prior to fiscal 2005, we experienced only a gradual degradation in our infrastructure business due to:

•                  Reduced state and local government budgets;

•                  Delays by Congress in approving the new federal transportation bill, known as the Safe, Accountable and Efficient Transportation Equity Act:  A Legacy for Users (SAFETEA-LU).  This bill was not passed until July, 2005, which caused future prospects to be delayed; and

•                  State and local delays in school funding due to failures to pass bond referendums.

Based upon these gradual changes in the business climate, we developed plans to reduce costs in overstaffed markets by closing and consolidating offices, reducing headcount, and streamlining management.  However, these actions did not result in the desired increase in profits.  During the second quarter of fiscal 2005, the business climate changed adversely beyond our previous expectations due to insufficient backlog to fund expected future revenue levels.  Backlog at the beginning of fiscal 2004 was $245 million and it declined to $203 million as of the second quarter of fiscal 2005.  We recognized several project losses based upon inadequate scope definition and contract value to recoup our costs.  Further, we recognized project cost overruns on a number of fixed-price contracts. In the aggregate, the second quarter operating losses recorded in the infrastructure segment were approximately $8.3 million before the goodwill impairment charges.

Unanticipated Competition:  Prior to fiscal 2005, we experienced normal competition from other engineering and consulting firms that also faced decreasing opportunities. The continuing state and local government budget deficits, as well as delays in the federal transportation bill, forced each firm to compete for a smaller pool of projects.  This business environment caused us to lower project bids, although costs did not decrease. During the second quarter of fiscal 2005, the competition became more fierce.  Further, the competitive environment seemed more permanent than previously anticipated, which caused a significant deterioration in our operating results.  Certain members of our management and professional personnel left our company to join competitors or start their own firms.  This created

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unanticipated losses of clients and the inability to win additional work as previously anticipated, which further reduced our future backlog estimates.

Loss of Key Personnel:  Prior to fiscal 2005, we had non-compete agreements in place with key personnel who were former owners or former key employees of the companies we acquired.  During the second quarter of fiscal 2005, we experienced a significant loss in key personnel.  Our Senior Vice President, Infrastructure resigned and key managers departed upon the termination of their non-compete agreements.  Further, our competitors recruited key personnel.  The consequence of these departures in the second quarter was the loss of clients, the loss of opportunities to procure new work, and the reduction of our infrastructure engineering capabilities.

In summary, we were required to significantly modify the assumptions in our budgeting and cash flow projections used in the goodwill impairment test as a result of our decision to exit the fixed-price civil infrastructure construction business.  Future projections estimated profits and cash flows at significantly lower levels than had previously been expected. Based upon lower future profitability, we forecast reduced future cash flows.  We determined that the lower profits and cash flows could not support the recoverability of the infrastructure segment’s goodwill of $174.6 million.  The resulting implied value of the infrastructure reporting unit’s goodwill was $105.0 million less than the current carrying value of the goodwill. This difference was recorded as a non-cash impairment charge to reduce the goodwill in the infrastructure reporting unit to $69.6 million.  We completed our annual assessment of the recoverability of goodwill for fiscal 2005 as of July 1, 2005, which indicated no further impairment of goodwill.  Actual results for the infrastructure segment since that time have been consistent with the revised forecasts.”

Supplemental Information for the Staff

In addition to the above-proposed disclosure, and to provide the Staff with additional information, the following is a summary of operating results of the Company’s infrastructure reportable segment for the five quarters prior to the goodwill impairment charge, as compared to the second quarter of fiscal year 2005 ($ in thousands):

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Infrastructure Segment Operating Results

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005*
Operating cash flow	4,300	13,300	5,900	1,400	2,300	6,500
Revenue	88,025	93,123	108,324	104,457	93,656	90,887
Net revenue	72,979	75,395	85,354	81,572	75,421	72,905
Gross profit	15,657	15,592	12,662	7,387	11,969	4,499
Segment income (loss) from operations	8,117	7,299	4,551	(1,548)	4,102	(8,312)

*Excludes goodwill and other intangible impairment charges of $105.6 million.

The Company’s MD&A disclosures in the Form 10-K filed on January 3, 2005 and in the Form 10-Q filed on February 11, 2005 provided accurate and timely information based on known conditions at that time.  At the time of each filing, management did not expect the negative results recognized in the second quarter of fiscal 2005.  For example, in such Form 10-K and Form 10-Q, the Company stated that it experienced an adverse impact on operating margins in civil infrastructure due to continuing state and local budget issues and the resulting delays for school, water and transit projects.  This decline in operating margins was due primarily to workforce overcapacity in anticipation of projects that were delayed and poor project management.  During this period, management reduced costs in overstaffed markets by closing or consolidating offices, reducing headcount and streamlining management.  Further, management emphasized project and contract management and cost control to help improve future margins.  However, the Company stated in these filings that recovery in the civil infrastructure area should not be expected until the second half of fiscal 2005.

In its Form 10-Q for the second quarter of fiscal 2005, the Company described the continued downsizing of the civil infrastructure business, which had an adverse impact on civil infrastructure operating margins, was a primary cause of the goodwill impairment charge.  The Company also described the contract losses recognized in the second quarter, and again stated that it would continue to reduce costs in overstaffed markets.  Management again expressed its belief that the renewed emphasis on contract and project management and cost control would also help improve margins.  In this filing, the Company stated that recovery in the civil infrastructure area should not be expected until the end of fiscal 2005.

Notwithstanding the accuracy of its prior disclosures, the Company acknowledges that the additional disclosure proposed above would provide shareholders with a more complete understanding of the circumstances surrounding the impairment charges.  The Company proposes to provide this disclosure in its Form 10-Q for the third quarter of fiscal 2006, which

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will be filed on or before August 11, 2006.  The Company believes that this approach will provide the most immediate and broadest possible exposure to, and review by, the Company’s shareholders.

SEC Comment

3.             In response to comment 3 in our letter dated April 11, 2006, you provided us with your goodwill impairment tests as of July 1, 2005, April 3, 2005 and July 1, 2005.  Such reports are presented at a reportable segment level.  Please provide us with the supporting schedules for each of the three methods used to estimate the fair value of your Infrastructure reportable segment.  Presumably, for example, you prepared your cash flow projections for the next seven years at the business unit level and summed those estimates to arrive at a consolidated reportable segment cash flow projection.

Response

3.    The Company performs the goodwill assessment at the reporting segment level only.  The Company’s reporting segments are the same as its operating segments.  The Company does not prepare the SFAS No. 142 cash flow projections for the next seven years at the business unit level. The Company started with a set of first year data – revenue, cost, income and cash flow – based on the output of its mid-year plan at the business unit level.  The Company then aggregated the first year data from the infrastructure business units into the infrastructure operating segment. The forecast estimates for periods subsequent to the first year are calculated based on assumptions applied to the total segment.  The Company has provided in its response to the Staff’s April 11, 2006 letter all information and schedules used in the SFAS No. 142 analysis, which includes the supporting schedules detailing the three methods used to estimate the fair value of the infrastructure reportable segment.  In further response to the Staff’s request, the Company has included a copy of the aggregated summary data supporting the plan forecast, for which the Company is requesting confidential treatment pursuant to Rule 83 promulgated by the SEC (17 C.F.R. Section 200.83) (“Rule 83”).

SEC Comment

4.             We note your response to comment 5 in our letter dated April 11, 2006.  Specifically, we note that you believe your individual businesses are your reporting units, which you have aggregated for purposes of your goodwill impairment testing.  Please provide us with your analysis that demonstrates all of your reporting units that have been aggregated for purposes of goodwill impairment testing have similar economic characteristics.  Specifically, provide us with revenues; revenues, net of subcontractor costs; gross profit; gross profit margins; operating profit; and operating profit margins, along with any other information you believe would be useful, for each of your reporting units aggregated into one or more reporting units for goodwill impairment testing for each of the three years ended October 2, 2005 and your six months ended April 2, 2006 and April 3, 2005.  Address any differences in the trends these

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financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).  Refer to paragraph 30 of SFAS 142 and EITF Topic D-101 for guidance.

Response

4.    In connection with the adoption of SFAS No. 142 and after due consideration of the guidance provided within SFAS No. 131, the Company identified three operating segments as the first step in the determination of a reporting unit.  Those operating segments are resource management, infrastructure and communications.

According to Paragraph 30 of SFAS No. 142, a reporting unit is an operating segment or one level below such an operating segment (referred to as a component).  In addition, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.  The Company believes that its components, as defined by SFAS No. 142, are the Company’s individual businesses underlying its SFAS No. 131 operating segments.  Further, the Company has considered Paragraph 17 of SFAS No. 131 and the guidance under EITF Topic D-101 and assessed the similarity of key economic characteristics together with other management metrics which the Company uses to manage its businesses.

The following is an analysis summarizing the qualitative factors the Company considered in aggregating its components into their respective reporting units ($ in millions):

Reporting Unit (Operating Segment)	Resource Management
Component (Business Unit)	AAI, DIV, ECI, EMI, GEO, MFG, MTI, NUS, SII, VES* *Discontinued operation
Products/Services	Environmental and Water Resources
Production Processes	Study, Consulting and Program Management
Customer Type/Contract Mix	Federal Government: 60% State & Local: 10% Commercial: 30%	Cost Plus: 40% Time & Materials: 35% Fixed Price: 25%
Business Characteristics and Delivery Method

The business units in this segment are generally involved in projects related to the environmental restoration cycle, involving personnel capable of providing full service needs to the Company’s clients from front-end studies and environmental analyses to physical restoration of contaminated sites.

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Economic Characteristics (Key Metrics)	FY03	FY04	FY05	FY06(P)	Long-Term
Net Revenue ($)	502.7	599.6	588.8	556.0
Gross Profit ($) Margin (% Net Rev)	105.7 21%	114.6 19%	102.5 17%	107.9 19%	20%
Operating Profit ($) Margin (% Net Rev)	63.9 13%	60.6 10%	35.3 6%	51.6 9%	11-12%
DSO (in days)	65	64	63	64	60
Return on Investment	63%	65%	37%	70%	70%

Reporting Unit (Operating Segment)	Infrastructure
Component (Business Unit)	AMT, CAA, EMC, FHC, HAI, ICD, ISG, KCM, MIS, MPS, RAI, RMC, SCM, TGI, WHS
Products/Services	Water/Wastewater, Transportation and Security/Systems Infrastructure, and Outsourcing Support
Production Processes	Design, Engineering, Technical Services and Program Management
Customer Type/Contract Mix	Federal Government: 40% State & Local: 30% Commercial: 30%	Cost Plus: 10% Time & Materials: 55% Fixed Price: 35%
Business Characteristics and Delivery Method

The business units in this segment provide detailed engineering, program management and staff for projects in support of federal government agencies, commercial clients, and municipalities and other governmental agencies, that involve utilities and other system support facilities. Personnel in this segment provide turn-key project development capability and long-term operational and maintenance services that augment the client needs, which often requires specialty security clearance credentials.

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Economic Characteristics (Key Metrics)	FY03	FY04	FY05	FY06(P)	Long-Term
Net Revenue ($)	269.5	315.3	301.6	318.6
Gross Profit ($) Margin (% Net Rev)	55.7 21%	51.3 16%	46.4 15%	66.0 21%	20%
Operating Profit ($) Margin (% Net Rev)	25.7 10%	18.4 6%	9.8 3%	28.7 9%	10%
DSO (in days)	104	94	76	79	80
Return on Investment	31%	23%	-173%	56%	50%

Reporting Unit (Operating Segment)	Communications
Component (Business Unit)	WUC, CSI, WAC*, EWS*, SCC* *Discontinued operation
Products/Services	Communications Networks and Utility/Civil Construction
Production Processes	Design, Engineering, and Technical and Construction Services
Customer Type/Contract Mix	Federal Government: 0% State & Local: 30% Commercial: 70%	Cost Plus: 0% Time & Materials: 10% Fixed Price: 90%
Business Characteristics and Delivery Method

The business units in this segment provide specialty engineering and field installation services for the communications market. The personnel are specialty-trained for turn-key services relating to the installation of wireless, cable and fiber optic communication systems.

Economic Characteristics (Key Metrics)	FY03	FY04	FY05	FY06(P)	Long-Term
Net Revenue ($)	87.2	96.0	40.7	40.1
Gross Profit ($) Margin (% Net Rev)	18.8 22%	-10.2 -11%	-34.3 -84%	11.5 29%	25%
Operating Profit ($) Margin (% Net Rev)	6.6 8%	-23.4 -24%	-49.6 -122%	5.3 13%	12%
DSO (in days)	152	170	104	75	80
Return on Investment	14%	-30%	-100%	76%	50%

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In response to the Staff’s request for disaggregated data relating to the quantitative factors the company considered in aggregating the business units (components) into the above reporting units, the Company has included spreadsheets and narrative trend analyses for the three years ended October 2, 2005 and the six months ended April 2, 2006 and April 3, 2005 regarding aggregated financial data as supplemental information. These spreadsheets were specifically prepared in response to the Staff’s request, and information in this form and format is not used by management or the CODM. The Company is requesting confidential treatment for these materials pursuant to Rule 83.

  As can be observed in the attached supplemental data regarding the economic characteristics for the Company’s three segments and the business units within these segments, the Staff will notice that there is some variability among the financial performance of the individual business units.  While the business units support similar clients, provide similar services and are managed/staffed by personal with similar skill-sets and capabilities, the variability is driven by several factors.  Such factors include management consistency and staff turnover; contract bid assumptions and execution results; competitive conditions that affect the marketplace as a result of the specific state and municipal funding patterns; and labor and equipment supply variability based upon the contract’s specific geographic region.  Each business unit manages hundreds of projects on an annual basis, which further contributes to the variability in profit among business units operating in the same segment as each contract has different levels of profitability.

As indicated above, the business units are aggregated based on the nature of the services, the nature of the production processes, the type of customer for the services, the methods used to provide the services, and the long-term financial and management metrics.  The business units within each operating segment focus on similar markets and provide similar services.  They also share similar processes for delivering the services.  The types of information and internal reports used by management to monitor performance, evaluate results of operations, allocate resources and otherwise manage the business are similar.  Historically, each business unit utilized a separate accounting system to manage and report financial results.  These legacy systems resulted from the Company’s growth through acquisitions.  The necessity for these legacy systems continues to be reduced as the Company completes the implementation of a common Oracle-based information technology platform.  As such, although the segments are reported through this consolidation process, the operations are managed by the CODM at the segment level, as further described below and in the Company’s response to comment number 5.

The Company manages its segment operations by a combination of financial metrics, including primarily operating margin, days sales outstanding (DSO) and return on investment (ROI).  The Company uses these metrics in its planning and performance evaluation processes.  Longer term, for example, the Company expects its resource management segment to generate operating margin of 10% to 11%, DSO of under 60 days and ROI of over 70%.  For

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the infrastructure segment, the Company expects operating margin to be approximately 9% to 10%, DSO below 80 days and ROI of at least 50%.

The Company’s communications segment tends to be more volatile and inconsistent in terms of long-term financial performance.  As such, the Company decided to exit from the wireless communications business and downsize the remaining wired communications business during fiscal 2005.  The decision resulted in a significantly smaller but more stable business moving forward.  The nature of the work and its financial results post-fiscal 2005 are closer to those of the infrastructure segment; that is, operating margin of 12%, DSO of 80 days and ROI of 50%.

In summary, the Company has applied the quantitative and qualitative considerations described in EITF Topic D-101, and believes that it has appropriately assessed the relevant criteria as defined in SFAS No. 142, as well as EITF Topic D-101, in aggregating the components into three reporting units.  Further, the Company concludes that its reporting units, as defined in SFAS No. 142, are the same as its operating segments — resource management, infrastructure and communications.

SEC Comment

5.             Within your response to comment 5, you state, “the CODM regularly uses the reports included in the Company’s quarterly board of directors, management and investor packages.”  We noted from such reports that financial information is provided on a disaggregated basis.  As such, please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis (e.g., daily, weekly, monthly, quarterly, annually, etc.), as previously requested.  Otherwise, confirm to us that the quarterly presentation provided to us is the only report the CODM reviews and that we received all of the pages of such presentation.  Tell us how you determined that your reportable segments are also your operating segments based on the guidance in paragraph 10 of SFAS 131.  If you determine that you are aggregating operating segments for purposes of your reportable segments, please provide us with your detailed analysis of paragraph 17 of SFAS 131.  For the similar economic characteristics, please provide us with net sales, gross profit, gross profit margins, operating profit and operating profit margins, along with any other information you believe would be useful, for each of your operating segments for each of the three years ended October 2, 2005, and your six months ended April 2, 2006 and April 3, 2005 to help us understand how the aggregated operating segments are economically similar.  Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).

Response

5.             The Company believes that its individual businesses are not operating segments because they do not meet all three criteria as defined by paragraph 10 of SFAS No. 131.  Specifically, the Company’s CODM does not regularly review the operating results of individual

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businesses for purposes of making decisions concerning resource allocation and performance assessment.  The CODM, the Company’s Chief Executive Officer, relies on his direct reports to manage the Company’s operations.  For example, during fiscal 2005, the President, who reported to CODM, and the Chief Operating Officer (COO), who reported to the President, managed the Company’s day-to-day operations.  Below the COO, there was an infrastructure segment manager and a communications segment manager.  The COO managed the resource management segment directly as the position was vacant during the year.

The Company is a provider of consulting, engineering and technical services.  These services span the lifecycle of a contract, ranging typically from several months to several years.  Unlike a manufacturing business where capital budgets drive production capacity and in turn key resource allocation decisions, the Company’s major investment decisions relate to the pursuit of significant new contracts, and the recruitment of personnel to execute these projects.  When a new contract is secured, resource allocation decisions are then made as to where the resources can be obtained to perform the services.  These resource allocation decisions, involving human resources, facility locations and, in limited circumstances, contract-specific equipment requirements, are made at the unit and segment management levels.  The CODM makes these decisions from time to time when contract commitments and related resource requirements are beyond the authority of segment management, as provided by the Company’s approval authority matrix included in the Company’s internal control policies.  The CODM is not otherwise involved in approving contracts, human and facility resource allocation, equipment procurement and capital expenditures at the business unit level.

Specifically, the Company’s CODM performs the following key activities:

•                  Establishment of revenue and earnings targets for annual operating plan at the Company and operating segment levels;

•                  Assessment and revision of revenue and earnings targets at mid-year plan at the Company and operating segment levels;

•                  Review and approval of annual operating and mid-year plans at the Company and operating segment levels;

•                  Evaluation of quarterly operating results at the Company and operating segment levels;

•                  Identification and investigation of variances and exceptions at the operating segment and business unit levels;

•                  Review and approval of significant new proposals and initiatives at the Company level; and

•                  Recruitment and authorization of senior executive management and key executive marketing personnel at the Company level.

The Company’s key activities include planning and budgeting, performance assessment and management, and marketing and business development.  The following provides the descriptions of these key activities and the role of the CODM:

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Planning and Budgeting — The Company’s planning and budgeting process begins at the enterprise level through the establishment of growth and earnings targets by the CODM.  Considering the markets served, the competitive position, the internal capabilities, and the shareholder expectations, these targets are then translated into specific metrics (operating margin, days sales outstanding, return on investment, revenue and backlog growth) for each operating segment.  During the planning process, segment managers will review and approve their respective business segment and unit budgets and submit to the corporate headquarters for further review and approval by the president and senior management.  The CODM does not participate in these corporate level reviews.  The final plan will then be summarized at the Company and operating segment levels and presented to the CODM for his approval.  The CODM does not review the business plan at business unit level.  A similar but less detailed planning process also occurs in the middle of each year, called mid-year plan.

Performance Assessment and Management — Operating results are reported to the CODM quarterly at the Company level, and by operating segment and business unit.  They include a set of financial reports and key operating metrics as stated above.  On an interim basis, a monthly flash report is provided to the CODM and senior management, which summarizes the preliminary operating results at the Company level, and by operating segment and business unit.  The monthly flash reports contain only preliminary financial information as the Company performs its contract reviews and the financial close on a quarterly basis.  As a result of many acquisitions and legacy systems, the Company has not developed customized exception reports for the CODM.  The Company started implementing an Oracle enterprise resource planning system in fiscal 2005, and expects to complete the implementation during fiscal 2008.  The completion of the enterprise-wide system will help the Company develop automated exception reporting specifically designed for the CODM.  In the meantime, the CODM uses the general-purpose reports to identify exceptions and variances to the established segment metrics and targets, which provides him with the basis for more focused discussions with the President and the COO.  It is then the responsibility of the President and the COO to resolve with segment managers the matters identified in those reviews.  The President and the COO also hold regular meetings and calls with the segment managers to identify issues and discuss segment performance.  The CODM does not regularly interact with business unit leaders.

Marketing and Business Development — Business development activities can generally be divided into two categories: (1) local or regional initiatives that are generally supported entirely by a business unit or within an operating segment, and (2) large or national efforts that involve the resources of multiple business units or across operating segments.  Planning and resource allocation for the local and regional initiatives is managed at the business unit level by the business unit leader or within an operating segment by the segment manager.  Large and national efforts require the participation of the Company’s corporate marketing department and the President or, as noted above, on situations in which cross-segment resources are required to perform on a contract.  The CODM involvement generally includes authorization to proceed for any contract size or type beyond the approval limit of segment management and that of the President.  For example, the Company was awarded the $1.1 billion AFCEE 4P contract in fiscal 2003.  This was a contract that required the participation and qualifications of multiple business

Securities and Exchange Commission
August 4, 2006

units from the resource management and infrastructure segments.  The CODM decided that the resource management would sponsor and lead the proposal and execution effort.

In the Company’s response to the Staff’s letter dated April 11, 2005, the Company provided copies of the reports regularly provided to the CODM, as included in the Company’s quarterly board of directors, management and investor packages.  In further response to the Staff’s request, the Company has included copies of a representative sample of the monthly flash reports distributed to the CODM and other members of senior management and the monthly board packages, and is requesting confidential treatment for these reports pursuant to Rule 83.  The Company does not produce daily or weekly reports on a regular basis, and there are no other regularly issued reports.

As indicated in the preceding paragraph, the Company acknowledges that some of these reports contain disaggregated information, and the Company is providing with this letter samples of monthly flash reports and Board packages.  However, as indicated above, the CODM does not make decisions about resource allocation and performance assessment at the business unit level.  The Company has previously provided the Staff with representative examples of the various quarterly reports for the Company’s senior management, CODM and the Board of Directors, which include supplementary disaggregated information such as business unit billed and unbilled receivables and reserves data and analyses of organic vs. acquired revenue growth by operating segment and business unit.  As the Company is engaged in the professional services business, investments in billed and unbilled receivables account for the great majority of the Company’s working capital needs.  Management devotes significant attention to the monitoring of the Company’s outstanding billed and unbilled receivables, the adequacy of related reserves, and cash collection trends.  These matters are similarly of great interest to the Audit Committee and other members of the Board of Directors, and are therefore included in periodic information provided to the Board of Directors.  The business unit revenue and income information in the receivables report is provided to allow the reader to correlate the receivables data with the associated revenues, and was not used to assess performance of the business units.  In addition, in the same quarterly packages, the Company provided the supplementary revenue growth data with the business unit details.  This legacy report is an important tracking tool to identify and support the Company’s organic growth, particularly in light of the Company’s history of acquisitions.  It also serves as the basis for discussion and analysis of both organic and acquisitive growth rates at the operating segment level in the MD&A section of the Company’s quarterly and annual SEC filings.  As noted above, the Company’s operating results are updated and reviewed on a quarterly basis.  The monthly flash reports are used primarily for the identification of exceptional conditions that require immediate attention by management.  They also serve as a means for the CODM to fulfill his corporate governance responsibilities in connection with the certification requirements under Sections 302 and 906 of the Sarbanes-Oxley Act.  The monthly Board packages include only Company level and segment level financial data.

Since 1997, the Company has had three operating segments — resource management, infrastructure and communications.  The Company had determined that the three respective operating segments have their unique markets, processes and customers, as well as their own long-term economic characteristics, and do not meet the aggregation criteria as defined by paragraph 17 of SFAS 131.  In fact, based upon the Company’s plan to downsize its communications business in fiscal 2003, the Company had aggregated its infrastructure operating segment and communications operating segment into a new infrastructure reporting segment and reported on that basis for the first three quarters of fiscal 2004.  However, following its review of the Staff’s letter to the Company dated October 7, 2004, the Company determined that it should maintain three reporting segments and would revert to this basis of disclosure in its Form 10-K for fiscal 2004.  This decision was documented in the Company’s letter to the Staff dated

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October 22, 2004.  The Company continues to believe that its three operating segments are also its reporting segments.

SEC Comment

6.             In comment 6 in our letter dated April 11, 2006, we requested you disclose in your amended Form 10-K for the fiscal year ended October 2, 2005 whether the expected cost savings were actually realized and whether there have been material changes to the plan, given that your restructuring activities began in the third quarter of fiscal year 2004.  In addition, we also requested you to disclose the total dollar amount of restructuring costs.  It does not appear that your response addresses this request.  Furthermore, with regards to our request to disclose the extent to which the restructuring activities are expected to result in revenue declines and/or cost savings, please either disclose this amount or state why you are unable to provide such information.

Response

6.             The Company concurs that additional disclosure would provide the Company’s shareholders with a more complete understanding of its restructuring costs.  Accordingly, the Company proposes the following disclosure:

“In connection with the continuing consolidation of certain operations in the infrastructure and communications businesses, and in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, we recorded a charge of $5.6 million related to the abandonment of certain leased facilities in the second quarter of fiscal 2005, which was offset by an adjustment of $1.8 million from favorable sub-lease agreements and lease settlements in the third and fourth quarters of fiscal 2005.  We have not recorded any other charges.  These amounts were recorded as selling, general and administrative expenses. These facilities are no longer in use, and the charges are net of reasonably estimated sublease income.

The aggregate fiscal 2005 charge of $5.6 million will result in the recognition of lower future costs in the financial statements.  Consolidation of facilities may continue to further decrease our cost of doing business.  The annual cost savings associated with the lease impairment charges are expected to be less than $400,000 per year over the next ten years.  The remaining cost savings related to our restructuring activities. While significant, the cost savings varied based on the elimination of specific civil infrastructure projects since the terms and conditions of the related contracts were different.  Consequently, those cost savings are difficult to quantify and are not estimable. As a result of our restructuring activities, we experienced a decrease in the number of our employees, which may result in lower future revenue, net of subcontractor costs. However, we could not estimate the total cost savings or decrease in revenue, net of subcontractor costs, as employment terminated at various times based on the completion of multiple different projects.”

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For the reasons described above in the response to comment number 2, the Company hereby proposes to provide this disclosure in its Form 10-Q for the third quarter of fiscal 2006.

SEC Comment

7.             We note your response to comment 7 in our letter dated April 11, 2006.  In your fiscal year 2005 amended Form 10-K, please include disclosure within MD&A that addresses the circumstances that resulted in the recognition of the $18.4 million increase in bad debt expense for fiscal year 2005, as the charge represented 16% of loss from operations.

Response

7.             The Company concurs that additional disclosure would provide the Company’s shareholders with a more complete understanding of the fiscal 2005 increase in bad debt expense.  Accordingly, the Company proposes the following disclosure:

“We reduced our net accounts receivable by an allowance for amounts that are considered uncollectible. We determined an estimated allowance for uncollectible amounts based on our evaluation of the contracts involved and the financial condition of the applicable clients.  This process is performed each fiscal quarter and encompasses a review of all significant client account balances.  We regularly evaluate the adequacy of the allowance for doubtful accounts by considering multiple factors and circumstances, such as type of client (government agency or commercial sector); trends in actual and forecasted credit quality of the client, including delinquency and payment history; general economic and particular industry conditions that may affect a client’s ability to pay; and contract performance and change order/claim analysis.

We increased our allowance for doubtful accounts by approximately $18.4 million in fiscal 2005 due primarily to our inability to collect on certain contract change orders for which work was performed and billed but not collectable, and cost was in excess of contract value (approximately $11.6 million); contract and collection concessions (approximately $6.5 million); and client bankruptcy filings (approximately $0.3 million). The amounts recorded as revenue and billed to clients were based on the contract scopes, and such amounts were considered to be valid revenue for which services were provided and costs were incurred.”

For the reasons described above in the response to comment number 2, the Company hereby proposes to provide this disclosure in its Form 10-Q for the third quarter of fiscal 2006.

SEC Comment

8.             We note your response to comment 8 in our letter dated April 11, 2006.  In your fiscal year 2005 amended Form 10-K, please state that the $33.8 million income tax receivable relates to amended tax returns for fiscal years 1997 through 2000 and remains outstanding as those years are under audit by the IRS since fiscal year 2002.

Securities and Exchange Commission
August 4, 2006

Response

8.             The Company concurs that additional disclosure would provide the Company’s shareholders with a more complete understanding of its income tax receivable.  Accordingly, the Company proposes the following disclosure:

“We are currently under examination by the Internal Revenue Service (IRS) for fiscal years 1997 through 2004. A major issue raised by the IRS relates to the research and experimentation credits (R&E credits) of $14.5 million recognized during the years under examination. The amount of credits recognized for financial statement purposes represents the amount that we estimate will be ultimately realizable. Approximately $5.5 million has not yet been collected and is recorded as part of the income tax receivable. Should the final resolution of the amount of R&E credits to which we are entitled be more or less than the estimated realizable amount, we will recognize the difference as a component of income tax expense in the period in which the resolution occurs.

In addition, during fiscal 2002, the IRS approved our request to change the accounting method for income tax purposes for some of our businesses. Specifically, we requested a change in the tax accounting method for revenue from the percentage of completion method under Internal Revenue Code (IRC) Section 460 to the accrual method under IRC Section 451. The result was an increase in a deductible temporary difference under SFAS 109, and an increase in the deferred income tax liability and deferred income tax provision.  Because this item created an increase in current tax deductions, there was a corresponding increase in the income tax receivable of $28.3 million.  Accordingly, there was no impact on income tax expense as shown on the consolidated income statement

In 2002, we filed amended tax returns for fiscal years 1997 through 2000 to claim the R&E credits and to claim refunds due under the newly approved accounting method.  At the time the refund claims were filed, we were under examination by the IRS for those years.  The claimed refunds are being held by the IRS pending completion of the examination.”

For the reasons described above in the response to comment number 2, the Company hereby proposes to provide this disclosure in its Form 10-Q for the third quarter of fiscal 2006.

April 2, 2006 Form 10-Q, page 5

SEC Comment

9.             We note that you have presented certain of your components as discontinued operations.  It appears that you are combining the cash flows related to your discontinued operations with the cash flows from your continuing operations.  As such, please include disclosure within MD&A that describes how cash flows from your discontinued operations are

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August 4, 2006

reflected in your consolidated statements of cash flows.  If material, please quantify those cash flows.  Please also describe how you expect the absence of these cash flows will impact your future liquidity and capital resources.

Response

9.             The Company concurs that additional disclosure would provide the Company’s shareholders with a more complete understanding of its cash flows from discontinued operations.  Accordingly, the Company proposes the following disclosure, which would be included in the “Liquidity and Capital Resources” section of MD&A in the Company’s Form 10-Q for third quarter of fiscal 2006:

“In accordance with SFAS No. 95, Statement of Cash Flows, we presented condensed consolidated statements of cash flows, which combined total cash flows for both continuing and discontinued operations.  For the nine months ended July 2, 2006, net cash of $29.0 million was provided by operations.  Of this amount, $2.9 million related to discontinued operations, which consisted of income from discontinued operations, depreciation expense, gain on sale of discontinued operations, provision for losses on contracts and related receivables, and net changes in operating assets and liabilities.  In addition, $4.6 million of cash from discontinued operations was provided by investing activities related to the sale proceeds from certain discontinued operations. We expect the absence of cash flows from operating activities for the discontinued operations to have no material impact on our future liquidity and capital resources.  The future cash flows to be provided by investing activities relative to collections on notes receivable associated with the discontinued operations is approximately $15.1 million for the remainder of fiscal 2006 through fiscal 2010.”

* * * *

Should you have any additional comments with respect to the Company’s responses, please contact David King, Executive Vice President and Chief Financial Officer, at (626) 470-2468; Steve Burdick, Vice President - Corporate Controller, at (626) 470-2463; or me at (626) 470-2469.

Very truly yours,

/s/ DAN L. BATRACK

Dan L. Batrack
Chief Executive Officer

DLB:dm

cc:                                Tracey Houser, Staff Accountant
Al Pavot, Staff Accountant

Sam W. Box
David W. King
Steven M. Burdick
Janis B. Salin